Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-07361, 333-100556, 333-121021, 333-135184, 333-135185, 333-154573, 333-181971 and 333-181973) of Elan Corporation, plc of our report dated May 18, 2012 relating to the financial statements of Alkermes plc, which appears in this Form 20-F/A.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 27, 2012